Hollysys Automation Technologies Enters China’s Subway Signaling Market by $48 Million Contract Win

Beijing, China – November 9, 2009 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its contract signing with Beijing Mass Transit Railway Operation Corp., to provide subway signaling systems and engineering works for the Changping Line of Beijing Subway network. The contract is valued at approximately USD $48 million, or RMB ￥326 million.

Under the terms of the contract signed, Hollysys is to provide engineering, procurement, and construction (EPC) services for the Changping Line subway signaling systems, including system design, procurement, manufacture, inspection, testing, commissioning, personnel training. The Changping Line of Beijing subway network is 31.24 kilometers in length with 11 stops, with Phase I to be completed in 2010 and Phase II in 2012.

Dr. Changli Wang, CEO of Hollysys, commented, “We are very excited to set our foothold in China’s fast growing subway signaling market by our first-ever contract win in the subway signaling market after 4 years of constant effort.  Through hands-on project implementation for the Changping Line signaling systems, Hollysys can further expedite the R&D process in developing our proprietary technologies in this field, which in turn, will substantially improve our gross margin and further strengthen our leadership position in the subway automation sector.  China’s ongoing subway expansion ushered in a golden era for local-based technologies and products in the subway market. With our established brand-name awareness in the subway market, Hollysys will continue to accelerate the development of localized subway signaling products by leveraging on the technologies deployed in the high-speed railway signaling field to achieve further breakthroughs. The historical growth pattern of Hollysys has demonstrated a strong track record for the company to enter, to penetrate, and to take leading positions in high growth market segments such as high-speed railway and nuclear industries. We will continue to leverage on our core competency to capture our fair share in other fast growing sectors, both in China and in the world at large, to continue enhancing long-term returns for our shareholders.”

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

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About Beijing Changping Subway Line

The Changping Line of the Beijing Subway is a rapid transit subway line in northern Beijing. The line will run north from the Xi'erqi station on Line 13 to the Thirteen Tombs Scenic Area, connecting central Changping District with Beijing subway network.  The line will be 31.24 km long with 11 stations. The construction will be completed in two phases. Phase I will feature 21.24 km and 7 stations in the south from Xierqi to Chengnan. Phase II will complete the remaining northern portion, about 10 km and 5 stations. Phase I is set to be completed by the end of 2010, and Phase II is scheduled for completion by 2012.

About Beijing Mass Transit Railway Operation Corp. Ltd.

Beijing Mass Transit Railway Operation Co., Ltd. is a wholly state owned operator mainly responsible for the construction of new subway lines approved by the Beijing municipal government.  The company’s operational management includes structural and construction design, tender procurement, implementation, acceptance testing, and commissioning for the subway projects. At present, the lines run by the company which has more than 10,000 employees include: Line 1, Line 2, Line 13 and Line Ba-Tong in Beijing.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the Company’s contract signing on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com